Exhibit 1

FOR IMMEDIATE RELEASE	22 August 2008

WPP

2008 INTERIM RESULTS

Billings up almost 12% at £16.9 billion

Revenue up over 14% to £3.339 billion

Like-for-like revenue up over 4%

Headline operating profit up over 18% to £453 million

Headline operating margin up 0.5 margin points to 13.6%

Headline profit before tax up over 15% to £389 million

Profit before tax up over 15% to £339 million

Diluted headline earnings per share up over 21% at 22.1p

Interim ordinary dividend up 20% to 5.19p per share

•	Billings up 11.8%% at £16.871 billion.

•	Reported revenue up 14.3% to £3.339 billion and up 8.1% in constant currencies.

•	Like-for-like revenue up 4.3%.

•	Headline operating profit up 18.4% to £453.4 million from £383.1 million and up 9.2% in constant currencies.

•	Headline operating margin up 0.5 margin points to 13.6%.

•	Headline profit before tax up 15.1% to £389.1 million from £338.0 million and up 4.9% in constant currencies.

•	Profit before tax up 15.1% to £338.5 million from £294.1 million and up 3.4% in constant currencies.

•	Diluted headline earnings per share up 21.4% to 22.1p from 18.2p and up 9.3% in constant currencies.

•	Diluted earnings per share up 21.1% to 17.8p and up 6.4% in constant currencies.

•	Interim ordinary dividend up 20% to 5.19p per share.

•	Estimated net new business billings of £1.292 billion ($2.519 billion).

WPP/page 2

In this press release not all the figures and ratios used are readily available from the unaudited interim results included in Appendix I. Where required, details of how these have been arrived at are shown in note 19 of Appendix I or explained in the glossary.

Summary of Results

The Board of WPP announces its unaudited interim results for the six months ended 30 June 2008. These represent record levels of performance throughout all regions and sectors of the business and reflect good revenue and operating profit growth, operating margin improvement in line with objectives, a number of smaller acquisitions, currency gains, share buy-backs and a reduced tax charge.

Billings were up 11.8% at £16.871 billion.

Reportable revenue was up 14.3% at £3.339 billion. Revenue on a constant currency basis, was up 8.1% compared with last year, chiefly reflecting the strength of the Euro against the £ sterling in the first six months. As a number of our competitors report in US dollars and inter-currency comparisons are difficult to make, Appendix 2 shows WPP’s interim results in reportable US dollars. This shows that US dollar reportable revenues were up 14.4% to $6.595 billion, headline profits up 18.2% to $895.8 million and diluted headline earnings per share up 21.1% to 43.6¢. Further analysis is included in Appendix 2.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 4.3% in the first half.

Headline earnings before interest, depreciation and amortisation (“EBITDA”) was up 17.5% to £531.9 million and up 9.1% in constant currencies. Headline operating profit was up 18.4% to £453.4 million from £383.1 million and up 9.2% in constant currencies.

Headline operating margins rose yet again, in line with objectives, by 0.5 margin points to 13.6% from 13.1%, also in line with the full year margin target of 15.5%. Before short-term and long-term incentives (including the cost of share-based compensation), operating margins were almost flat at 16.1%. Short and long-term incentives and the cost of share-based incentives amounted to £84.1 million or 16.3% of operating profits before bonus and taxes, compared to £92.2 million last year, partly as a result of currency movements, and partly the first half impact of additional investment in staff and space costs.

On a reported basis the Group’s staff cost to revenue ratio, including incentives, remained at 59.9% in the first half of 2008, the same as achieved in the same period last year, even after a continued investment in people. On a like-for-like basis, the average number of people in the Group, excluding associates, was 93,233 in the first half of the year, compared to 89,027 in 2007, an increase of 4.7%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2008 was 95,093 compared to 90,881 in June 2007, an increase of 4,212 or 4.6%. Of the additional 4,212 people at the end of June this year, 3,633 or 86% were added in the faster growing markets of Asia Pacific, Latin America, Middle East and Africa and Central and Eastern Europe.

Net finance costs (excluding the revaluation of financial instruments) were £64.3 million compared with £45.1 million in 2007, an increase of £19.2 million, reflecting higher levels of net debt as a result of net acquisition investments and share repurchases over the previous twelve months.

WPP/page 3

Headline profit before tax was up 15.1% to £389.1 million from £338.0 million or up 4.9% in constant currencies, primarily reflecting the impact of higher £ sterling translation of interest costs on Euro-denominated debt.

Reported profit before tax rose by 15.1% to £338.5 million from £294.1 million. In constant currencies pre-tax profits rose by 3.4%, again, primarily reflecting the impact of higher £ sterling translation of interest costs on Euro-denominated debt.

The tax rate on headline profit before tax was 26.0%, down 0.9 percentage points on the first half 2007 rate of 26.9%.

Profits attributable to share owners rose by 14.5% to £208.2 million from £181.9 million.

Diluted headline earnings per share rose by 21.4% to 22.1p from 18.2p. In constant currencies, earnings per share on the same basis rose by 9.3%. Diluted reported earnings per share were up 21.1% to 17.8p and up 6.4% in constant currencies.

The Board declares an increase of 20% in the interim ordinary dividend to 5.19p per share. The record date for this interim dividend is 10 October 2008, payable on 10 November 2008.

Further details of WPP’s financial performance are provided in Appendices I and 2.

Review of Operations

Revenue by Region

The pattern of revenue growth differed regionally. The table below gives details of the proportion of revenue and revenue growth by region for the first six months of 2008:

Region	Constant Currency¹ Revenue as a % of Total Group	Reported Revenue Growth 08/07	Constant Currency¹ Revenue Growth 08/07	Like-for-like² Revenue Growth 08/07
		%	%	%
North America	37.3	7.0	6.5	2.1
United Kingdom	14.0	4.6	4.6	2.5
Continental Europe	25.9	20.5	4.8	3.2
Asia Pacific, Latin America, Africa & Middle East	22.8	26.7	17.6	10.7

TOTAL GROUP	100.0	14.3	8.1	4.3

¹	Constant currency growth excludes the effects of currency movements
²	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

WPP/page 4

On a constant currency basis, the Group grew at over 8% and all regions continued to show growth. In North America, revenues were up 6.5%. In Europe, the United Kingdom was up 4.6% and Continental Europe up 4.8%. Central and Eastern Europe was up over 19%, Asia Pacific, Latin America, Africa and the Middle East were up over 17%. Again, the world grew at three speeds. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe grew fastest and the United Kingdom and Western Continental Europe slowest, with North America and Spain generally in between. The United States continues to grow, with revenue growth in the first half up 5.8%, on a constant currency basis, although less than the first quarter.

As in the first quarter Asia Pacific, Latin America, Africa and the Middle East, continues to be the fastest growing region, with revenues up over 17%, accelerating in the second quarter. Asia Pacific (including Australia and New Zealand and Japan) remains strong, with revenues up over 8%. Mainland China and India continued the rapid growth seen in 2007 and the first quarter of 2008, with first half like-for-like revenues up over 17% and almost 26%, with India growing at over 30% in the second quarter. Continental Europe was up 4.8%, slightly lower than the 5.2% in the first quarter, with Central and Eastern Europe particularly strong at almost 20%. The United Kingdom remains marginally the slowest growing region, with revenues up 4.6%.

Estimated net new business billings of £1.292 billion ($2.519 billion) were won in the first half of the year and the Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients.

The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, accounted for over 25% of the Group’s revenues in the first half of 2008, compared to 23% in the first half of last year.

Revenue by Communications Services Sector and Brand

The pattern of revenue growth also varied by communications services sector and company brand. The table below gives details of the proportion of revenue and revenue growth by communications services sector for the first six months of 2008:

Communications Services Sector	Constant Currency¹ Revenue as a % of Total Group	Reported Revenue Growth 08/07	Constant Currency¹ Revenue Growth 08/07	Like-for-like² Revenue Growth 08/07
		%	%	%
Advertising, Media Investment Management	45.1	11.5	4.3	3.8
Information, Insight & Consultancy	14.6	12.7	7.2	5.0
Public Relations & Public Affairs	10.8	13.8	9.0	7.5
Branding & Identity, Healthcare and Specialist Communications	29.5	20.1	14.7	3.5

TOTAL GROUP	100.0	14.3	8.1	4.3

¹	Constant currency growth excludes the effects of currency movements
²	Like-for-like growth excludes the effects of currency movements and the impact of acquisitions

WPP/page 5

Media investment management continues to show the strongest growth of all our communications services, along with direct, internet and interactive, public relations and public affairs and information, insight and consultancy. Direct and digitally-related activities now account for 25% of the Group’s total revenues, which are running at the rate of approximately $13 billion per annum.

Public relations and public affairs continued the strong growth, which started in 2006, continued throughout 2007 and into the first half of 2008, with constant currency revenues up 9.0%, reflecting the positive impact on the sector’s growth of fact-based polling techniques and social networking on the web, which demonstrates the increased effectiveness of editorial publicity over paid for publicity.

Almost 55% of the Group’s revenues came from outside advertising and media investment management, in the first half of 2008, compared to over 53% last year.

Advertising and Media Investment Management

On a constant currency basis, advertising and media investment management revenues grew by 4.3%, slightly up on the first quarter, with like-for-like revenue growth of 3.8%. Reported operating margins were up by 1.2 margin points to 15.9%.

These businesses generated estimated net new business billings of £984 million ($1.919 billion).

Information, Insight and Consultancy

The Group’s information, insight and consultancy businesses growth improved in the second quarter, with first half revenues, on a constant currency basis, up 7.2%. Reported operating margins were up by 0.4 margin points to 10.1%.

Public Relations and Public Affairs

In constant currencies, the Group’s public relations and public affairs revenues rose by 9.0%, with like-for-like growth of 7.5%. Reported operating margins were up by 1.4 margin points to 16.1%.

Branding and Identity, Healthcare and Specialist Communications

The Group’s branding and identity, healthcare and specialist communications (including direct, internet and interactive) constant currency revenues were up 14.7%. Reported operating margins were down by 0.9 margin points to 10.7%. Particularly good performances were registered by several companies in this sector in the first half—including, in promotion and direct marketing OgilvyAction, OgilvyOne, RMG Connect, Wunderman, 24/7 Real Media and Schematic; in branding and identity Addison, The Brand Union, Lambie-Nairn and VBAT; and in specialist communications, The Farm, The Food Group, Headcount, Metro Group and Spafax.

WPP/page 6

Cash Flow and Balance Sheet

A summary of the Group’s unaudited cash flow statement and balance sheet and notes as at 30 June 2008 are provided in Appendix I.

In the first half of 2008, operating profit was £378 million, depreciation, amortisation and impairment £125 million, non-cash share-based incentive charges £30 million, net interest paid £67 million, tax paid £84 million, capital expenditure £74 million and other net cash inflows £11 million. Free cash flow available for working capital requirements, debt repayment, acquisitions and share re-purchases was, therefore, £319 million. This free cash flow was absorbed by £176 million in net cash acquisition payments and investments (of which £100 million was for initial acquisition payments net of disposal proceeds, £30 million was for earnout payments, £43 million for investments and the balance of £3 million related to prior year loan note redemptions), and £112 million by share re-purchases, a total outflow of £288 million. This resulted in a net cash inflow of £31 million, before any changes in working capital.

Average net debt in the first six months of 2008 rose by £621 million to £1,873 million, compared to £1,252 million in 2007, at 2008 exchange rates. On 30 June 2008 net debt was £1,857 million, against £1,264 million on 30 June 2007, an increase of £593 million. These figures reflect the level of acquisition activity and share buy-backs for the previous twelve months. Your Board continues to examine ways of deploying its EBITDA of over £1 billion (over $2 billion) and substantial free cash flow of over £700 million or over $1.4 billion per annum, to enhance share owner value, given that interest cover remains strong at 7.1 times in the first half of 2008. As necessary capital expenditure, mainly on information technology and property, is expected to remain equal to or less than the depreciation charge in the long term, the Company has continued to concentrate on examining possible acquisitions, such as the offer for Taylor Nelson Sofres plc (“TNS”) or returning excess capital to share owners in the form of dividends and/or share buy-backs.

In the first half of 2008, the Group continued to make small-sized acquisitions or investments in high growth geographical or functional areas. In the first six months of this year, acquisitions and increased equity stakes have been concentrated in advertising and media investment management in the United States, the United Kingdom, France, the Netherlands, Switzerland, Ukraine, the Middle East, Chile, Guatemala and China; in information, insight & consultancy in the United States, the United Kingdom, Spain and India; in public relations and public affairs in the United Kingdom and China; in direct, internet and interactive in the United States, China (digital), India, Japan (digital) and Malaysia. On 9 July, WPP announced an offer to acquire the whole of the issued share capital of TNS, on the basis of 173p in cash and 0.1889 of a WPP ordinary share for every TNS share. Based on the latest WPP closing share price of 475.5p per share, WPP’s offer values a TNS share at approximately 263p and values TNS at approximately £1.1 billion.

WPP/page 7

In addition to increasing the interim dividend by 20% to 5.19p per share, the Company continues to focus on examining the alternative between increasing dividends and accelerating share buy-backs. Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4-5% of the Group’s share capital in 2007 and 2008, 18.8 million ordinary shares, equivalent to 1.6% of the share capital, were purchased at an average price of £5.96 per share and total cost of £112.2 million in the first half. All of these shares were purchased in the market and subsequently cancelled. Such annual rolling share repurchases are believed to have a more significant impact in improving share owner value, than sporadic buy-backs. The Group is currently running at an annual rate of share buybacks of slightly over 3%, partly reflecting the requirement to withdraw from the market in the midst of the bid for TNS, the earliest skirmishes of which started at the beginning of May.

Client Developments in the First Half of 2008

Including associates, the Group currently employs over 116,000 full-time people in over 2,000 offices in 106 countries. It services over 340 of the Fortune Global 500 companies, over one-half of the Nasdaq 100, over 30 of the Fortune e-50, and approximately 550 national or multi-national clients in three or more disciplines. More than 320 clients are served in four disciplines and these clients account for 56% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with almost 260 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies.

Current Progress and Future Prospects

The Group’s profit performance in the first half of the year was strong and ahead of most estimates, despite the general economic tightening in the United States and Western Europe in the second quarter. The faster growing geographical markets of Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, continue too show double digit revenue growth, with the United Kingdom and Western Continental Europe improving in the second quarter, although they remain at mid single-digit rates. The United States, despite the continuing uncertainties surrounding the financial markets continues to grow, with revenues on a constant currency basis up 5.8%.

Functionally, media investment management (which is a stronger growing part of what some call our advertising revenues), public relations and public affairs, direct, internet and interactive and information, insight and consultancy, continue to grow strongly. Healthcare communications, particularly in the United States owing to FDA non-approvals of new drugs, some project-based specialist communications activities and traditional advertising in the mature markets of the United States, United Kingdom, France, Germany, Italy and Spain, performed at or below the Group’s revenue growth for the period.

WPP/page 8

Levels of activity in 2008 should match those seen in 2007 and there are significant new business opportunities at both the network and parent company levels. Spending behind the United States Presidential Election and around the Beijing Olympic Games should continue to boost 2008 revenues, as well as some clients taking the view, that our research supports, that the cost of cutting brand spending at this stage of the cycle is too costly in the long-term. However, the prospects for 2009 remain less certain, particularly if the United States and Western European economies continue to be impacted by the financial crisis and commodity price increases. In addition, the new United States President will have to wrestle with twin fiscal and budget deficits in early 2009 and post the Olympics, Chinese growth may slow due to inflationary (particularly food price) concerns and the impact that a weakening United States economy has on the rest of the world. In mid-2009 the financial markets may start to rebound and 2010, in the real world, continues to look better, with the prospect of the impact of “mini-quadrennial” events such as the FIFA World Cup in South Africa, the Winter Olympics in Vancouver, the mid-term Congressional elections in the United States, the World Expo in Shanghai and the Asian Games in Guangzhou.

Despite these shorter-term uncertainties, the prospects for trading performance improvements at WPP remain good. Eighteen months ago the Group increased its margin target for 2009 to 16.0% and for 2010 to 16.5%. Our long term operating margin target remains 19%.

Plans, budgets and forecasts will continue to be made on a conservative basis and considerable attention is still being focused on achieving margin and staff cost to revenue or gross margin targets. Margins continue to be strong in important parts of the business. In addition to influencing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants), which remain at the historically highest levels of around 6-7% of revenues, will position the Group very well to weather any economic slowdown.

The Group continues to improve co-operation and co-ordination between companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. Particular emphasis and success has been achieved in the areas of media investment management, healthcare, privatisation, new technologies, new markets, retailing, internal communications, hi-tech, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives, which competitors initially ‘pooh-poohed’, but now attempt to imitate. Increasing co-operation, although more difficult to achieve in a multi-branded company, which has grown by acquisition, than in an organically grown uni-branded one, remains a priority.

The Group also continues to concentrate on its long-term targets and strategic objectives of improving operating profits by 10-15%; improving operating margins by half to one margin point per annum or more depending on revenue growth; improving staff cost to revenue or gross margin ratios by 0.6 margin points per annum or more depending on revenue growth; converting 25-33% of incremental revenue to profit; growing revenue faster than industry averages and encouraging co-operation among Group companies.

WPP/page 9

As clients face an increasingly undifferentiated market place, particularly in mature markets, the Group is competitively well positioned to offer them the creativity they desire, along with the ability to deliver the most effective co-ordinated communications in the most efficient manner. The rise of the procurement function, the increasing concentration of distribution and the legislative acceptance of media ownership concentration in several countries, will further stimulate consolidation amongst clients, media owners, wholesalers and retailers and last, but not least, advertising and marketing services agencies. The Group is very well positioned to capitalise on these developments and to focus on developing the best talents, the strongest management structures and the most innovative incentive plans in the industry for our people.

For further information:

Sir Martin Sorrell	}
Paul Richardson	}	+44 20 7408 2204
Feona McEwan	}

Fran Butera		+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

WPP/Page 10

Appendix 1

WPP GROUP PLC

Interim results for the six months ended 30 June 2008

Unaudited condensed consolidated interim income statement

for the six months ended 30 June 2008

	Notes	Six months ended 30 June 2008		Six months ended 30 June 2007			Constant Currency[1]	Year ended 31 December 2007
		£m		£m		+/(-)%	+/(-)%	£m
Billings		16,870.7		15,084.6		11.8	4.6	31,665.5

Revenue		3,339.1		2,921.0		14.3	8.1	6,185.9
Direct costs		(180.1)		(151.3)		(19.0)	(12.2)	(335.5)
Gross profit		3,159.0		2,769.7		14.1	7.9	5,850.4
Operating costs	4	(2,781.2)		(2,450.2)		(13.5)	(7.8)	(5,045.7)
Operating profit		377.8		319.5		18.2	8.2	804.7
Share of results of associates	4	20.7		19.5		6.2	(7.6)	41.4
Profit before interest and taxation		398.5		339.0		17.6	7.3	846.1
Finance income	5	70.1		57.7		21.5	16.2	139.4
Finance costs	5	(130.1)		(102.6)		(26.8)	(24.0)	(266.1)
Profit before taxation		338.5		294.1		15.1	3.4	719.4
Taxation	7	(101.2)		(90.9)		(11.3)	(4.3)	(204.3)
Profit for the period		237.3		203.2		16.8	3.0	515.1

Attributable to:
Equity holders of the parent		208.2		181.9		14.5	0.5	465.9
Minority interests		29.1		21.3		(36.6)	(24.7)	49.2
		237.3		203.2		16.8	3.0	515.1

Headline PBIT	6,19	453.4		383.1		18.4	9.2	928.0
Headline PBIT margin	19	13.6%		13.1%				15.0%
Headline PBT	19	389.1		338.0		15.1	4.9	817.3

Earnings per share[2]
Basic earnings per ordinary share	9	18.2	p	15.3	p	19.0	4.5	39.6	p
Diluted earnings per ordinary share	9	17.8	p	14.7	p	21.1	6.4	38.0	p

[1]	The basis for calculating the constant currency percentage change shown above is described in the glossary attached to this appendix.
[2]	The calculations of the Group’s earnings per share and Headline earnings per share are set out in note 9.

WPP/Page 11

WPP GROUP PLC

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2008

	Notes	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
		£m	£m	£m
Net cash (outflow)/inflow from operating activities	10	(165.4)	(7.2)	891.3
Investing activities
Acquisitions and disposals	10	(176.0)	(208.0)	(674.8)
Purchases of property, plant and equipment		(67.8)	(66.1)	(151.1)
Purchases of other intangible assets (incl. capitalised computer software)		(6.2)	(6.1)	(19.7)
Proceeds on disposal of property, plant and equipment		6.7	6.6	8.3
Net cash outflow from investing activities		(243.3)	(273.6)	(837.3)
Financing activities
Share option proceeds		5.9	21.4	34.8
Share repurchases and buybacks	10	(112.2)	(209.2)	(415.4)
Net increase in borrowings	10	79.5	111.8	498.9
Financing and share issue costs		(4.3)	(1.9)	(8.3)
Equity dividends paid		—	—	(138.9)
Dividends paid to minority shareholders in subsidiary undertakings		(26.4)	(20.4)	(38.9)
Net cash outflow from financing activities		(57.5)	(98.3)	(67.8)
Net decrease in cash and cash equivalents		(466.2)	(379.1)	(13.8)
Translation differences		34.7	2.4	119.2
Cash and cash equivalents at beginning of period		1,062.3	956.9	956.9
Cash and cash equivalents at end of period	10	630.8	580.2	1,062.3

Reconciliation of net cash flow to movement in net debt:
Net decrease in cash and cash equivalents		(466.2)	(379.1)	(13.8)
Cash inflow from increase in debt financing		(76.0)	(109.9)	(493.5)
Other movements		28.3	48.7	26.0
Translation difference		(57.6)	(9.6)	10.2
Movement of net debt in the period		(571.5)	(449.9)	(471.1)
Net debt at beginning of period		(1,285.7)	(814.6)	(814.6)
Net debt at end of period	11	(1,857.2)	(1,264.5)	(1,285.7)

WPP/Page 12

WPP GROUP PLC

Unaudited condensed consolidated interim statement of recognised income and expense for the six months ended 30 June 2008

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Profit for the period	237.3	203.2	515.1
Exchange adjustments on foreign currency net investments	282.2	(33.1)	71.7
Gain/(loss) on revaluation of available for sale investments	17.7	(2.6)	108.1
Actuarial gain on defined benefit pension schemes	—	—	27.0
Deferred tax charge on defined benefit pension schemes	—	—	(9.9)
Net income/(expense) recognised directly in equity	299.9	(35.7)	196.9
Total recognised income and expense relating to the period	537.2	167.5	712.0

Attributable to:
Equity holders of the parent	508.1	146.2	662.8
Minority interests	29.1	21.3	49.2
	537.2	167.5	712.0

WPP/Page 13

WPP GROUP PLC

Unaudited condensed consolidated interim balance sheet

as at 30 June 2008

	Notes	30 June 2008	30 June 2007	31 December 2007
		£m	£m	£m
Non-current assets
Intangible assets:
Goodwill	12	6,422.9	5,530.8	6,071.7
Other	13	1,176.0	1,087.5	1,154.6
Property, plant and equipment		455.0	417.5	449.6
Interests in associates		570.0	451.4	540.1
Other investments		307.2	162.2	268.6
Deferred tax assets		44.3	105.4	56.0
Trade and other receivables	14	184.2	94.3	149.3
		9,159.6	7,849.1	8,689.9

Current assets
Inventory and work in progress		375.5	324.4	343.9
Corporate income tax recoverable		29.0	28.6	37.2
Trade and other receivables	14	6,569.7	5,205.7	6,140.8
Cash and short-term deposits		1,276.9	755.5	2,040.2
		8,251.1	6,314.2	8,562.1

Current liabilities
Trade and other payables	15	(8,139.9)	(6,785.0)	(8,248.9)
Corporate income tax payable		(73.0)	(50.3)	(70.0)
Bank overdrafts and loans		(771.0)	(410.6)	(1,585.9)
		(8,983.9)	(7,245.9)	(9,904.8)
Net current liabilities		(732.8)	(931.7)	(1,342.7)
Total assets less current liabilities		8,426.8	6,917.4	7,347.2

Non-current liabilities
Bonds and bank loans		(2,363.1)	(1,609.4)	(1,740.0)
Trade and other payables	16	(540.1)	(407.4)	(460.4)
Corporate income tax payable		(347.3)	(364.4)	(336.2)
Deferred tax liabilities		(464.7)	(461.8)	(464.0)
Provision for post-employment benefits		(135.0)	(187.6)	(135.0)
Provisions for liabilities and charges		(113.7)	(104.5)	(116.8)
		(3,963.9)	(3,135.1)	(3,252.4)
Net assets		4,462.9	3,782.3	4,094.8

Equity
Called-up share capital		117.4	121.8	119.2
Share premium account		109.8	97.3	103.9
Shares to be issued		3.2	3.4	5.3
Merger reserve		(1,365.0)	(1,368.4)	(1,365.9)
Other reserves		206.9	(324.7)	(114.9)
Own shares		(201.8)	(256.9)	(255.3)
Retained earnings		5,454.3	5,414.2	5,482.1
Equity share owners’ funds	17	4,324.8	3,686.7	3,974.4
Minority interests		138.1	95.6	120.4
Total Equity		4,462.9	3,782.3	4,094.8

WPP/Page 14

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20)

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS), IAS 34 ‘Interim Financial Reporting’ and with the accounting policies of the Group which were set out on pages 153 to 159 of the 2007 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period to 30 June 2008.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2008 and 30 June 2007 do not constitute statutory accounts. The financial information for the year ended 31 December 2007 does not constitute statutory accounts for the purposes of s240 of the Companies Act 1985. The statutory accounts for the year ended 31 December 2007 have been delivered to the Registrar of Companies and received an unqualified auditors’ report and did not contain a statement under s237(2) or (3) of the Companies Act 1985. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 33.

The announcement of the interim results was approved by the board of directors on 21 August 2008.

3.	Currency conversion

The reporting currency of the Group is the pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The 2008 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.9743 to the pound (period ended 30 June 2007: US$1.9703; year ended 31 December 2007: US$2.0019) and €1.2908 to the pound (period ended 30 June 2007: €1.4822; year ended 31 December 2007: €1.4619). The unaudited condensed consolidated interim balance sheet as at 30 June 2008 has been prepared using the exchange rates on that day of US$1.9908 to the pound (30 June 2007: US$2.0071; 31 December 2007: US$1.9827) and €1.2651 to the pound (30 June 2007: €1.4826; 31 December 2007: €1.3598).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to this appendix.

WPP/Page 15

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

4.	Operating costs and share of results of associates

Operating costs include:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Amortisation and impairment of acquired intangible assets	25.5	17.1	40.3
Goodwill impairment	20.0	29.0	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	0.7	1.0	1.7
Gains on disposal of investments	(3.6)	(3.0)	(3.4)
Write-downs of investments	12.3	—	—
Share-based incentive plans (including share options)	30.2	33.3	62.4
Other operating costs	2,696.1	2,372.8	4,900.6
	2,781.2	2,450.2	5,045.7

The goodwill impairment charge of £20.0 million (30 June 2007: £29.0 million) relates to a number of under-performing businesses in the Group. In certain markets, the impact of current local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate an impairment to the carrying value of goodwill. The Directors will reassess the need for any further impairment write-downs at year end.

Share of results of associates include:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Share of profit before interest and taxation	32.8	31.5	65.8
Share of exceptional gains	—	—	0.8
Share of interest and minority interest	0.2	0.7	0.5
Share of taxation	(12.3)	(12.7)	(25.7)
	20.7	19.5	41.4

WPP/Page 16

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

5.	Finance income and finance costs

Finance income includes:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Expected return on pension scheme assets	15.0	14.1	28.1
Income from available for sale investments	5.0	4.0	9.2
Interest income	50.1	39.6	102.1
	70.1	57.7	139.4

Finance costs include:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Interest on pension scheme liabilities	18.5	17.0	33.8
Interest on other long-term employee benefits	0.8	0.2	1.5
Interest payable and similar charges	115.1	85.6	214.8
Finance charges (excluding revaluation of financial instruments)	134.4	102.8	250.1
Revaluation of financial instruments accounted at fair value through profit or loss	(4.3)	(0.2)	16.0
	130.1	102.6	266.1

The following are included in the revaluation of financial instruments accounted at fair value through profit or loss shown above:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Movements in fair value of treasury instruments	(17.2)	0.4	6.7
Revaluations of put options over minority interests	12.9	(0.6)	9.3
	(4.3)	(0.2)	16.0

WPP/Page 17

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Revenue
Advertising and Media Investment Management	1,521.3	1,364.4	2,871.3
Information, Insight & Consultancy	486.5	431.8	905.4
Public Relations & Public Affairs	356.1	313.0	641.4
Branding & Identity, Healthcare and Specialist Communications	975.2	811.8	1,767.8
	3,339.1	2,921.0	6,185.9

Reported operating profit
Advertising and Media Investment Management	203.9	157.4	384.4
Information, Insight & Consultancy	45.5	39.8	99.2
Public Relations & Public Affairs	54.3	43.7	101.7
Branding & Identity, Healthcare and Specialist Communications	74.1	78.6	219.4
	377.8	319.5	804.7

Headline PBIT[1]
Advertising and Media Investment Management	242.6	201.1	466.9
Information, Insight & Consultancy	49.3	42.0	104.3
Public Relations & Public Affairs	57.2	46.0	106.5
Branding & Identity, Healthcare and Specialist Communications	104.3	94.0	250.3
	453.4	383.1	928.0

	%	%	%
Headline PBIT margin
Advertising and Media Investment Management	15.9	14.7	16.3
Information, Insight & Consultancy	10.1	9.7	11.5
Public Relations & Public Affairs	16.1	14.7	16.6
Branding & Identity, Healthcare and Specialist Communications	10.7	11.6	14.2
	13.6	13.1	15.0
[1]	Headline PBIT is defined in note 19.

The operating sector disciplines above are the basis on which the Group reports its primary information.

WPP/Page 18

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Revenue
United Kingdom	450.2	430.4	890.3
North America	1,189.7	1,111.6	2,266.7
Continental Europe	929.4	771.6	1,657.4
Asia Pacific, Latin America, Africa & Middle East	769.8	607.4	1,371.5
	3,339.1	2,921.0	6,185.9

Headline PBIT[1]
United Kingdom	58.2	47.5	107.1
North America	187.4	175.8	391.5
Continental Europe	122.9	90.2	223.0
Asia Pacific, Latin America, Africa & Middle East	84.9	69.6	206.4
	453.4	383.1	928.0

	%	%	%
Headline PBIT margin
United Kingdom	12.9	11.0	12.0
North America	15.8	15.8	17.3
Continental Europe	13.2	11.7	13.5
Asia Pacific, Latin America, Africa & Middle East	11.0	11.5	15.0
	13.6	13.1	15.0
[1]	Headline PBIT is defined in note 19.

WPP/Page 19

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

7.	Taxation

The Group tax rate on Headline PBT1 is 26.0% (30 June 2007: 26.9% and 31 December 2007: 25.0%).

The Group tax rate on Reported PBT is 29.9% (30 June 2007: 30.9% and 31 December 2007: 28.4%).

The tax charge comprises:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Current tax
UK Corporation tax at 30%
Current year	(0.8)	11.0	27.5
Prior years	2.1	2.4	(57.9)
	1.3	13.4	(30.4)

Foreign tax
Current year	92.5	84.7	212.9
Prior years	10.0	(3.2)	5.7
	102.5	81.5	218.6
Total Current tax	103.8	94.9	188.2
Deferred tax
Current year	(2.6)	(4.0)	16.1
Tax charge	101.2	90.9	204.3
[1]	Headline PBT is defined in note 19.

8.	Ordinary dividends

The Board has recommended an interim dividend of 5.19p (2007: 4.32p) per ordinary share. This is expected to be paid on 10 November 2008 to share owners on the register at 10 October 2008.

The Board recommended a final dividend of 9.13p per ordinary share in respect of 2007. This was approved by the company’s shareholders at the Annual General Meeting on 24 June 2008 and paid on 7 July 2008.

WPP/Page 20

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

9.	Earnings per share

Basic EPS

The calculation of basic Reported and Headline EPS is as follows:

	Six months ended 30 June 2008		Six months ended 30 June 2007		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2007
Reported earnings[1] (£m)	208.2		181.9				465.9
Headline earnings (£m) (note 19)	258.8		225.8				563.8
Average shares used in Basic EPS calculation (m)	1,144.0		1,189.5				1,176.9
Reported EPS	18.2	p	15.3	p	19.0	4.5	39.6	p
Headline EPS	22.6	p	19.0	p	18.9	7.4	47.9	p
[1]	Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Diluted EPS

The calculation of diluted Reported and Headline EPS is set out below:

	Six months ended 30 June 2008		Six months ended 30 June 2007		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2007
Diluted Reported earnings (£m)	208.7		182.4				466.8
Diluted Headline earnings (£m)	259.3		226.3				564.7
Shares used in diluted EPS calculation (m)	1,174.4		1,242.8				1,227.1
Diluted Reported EPS	17.8	p	14.7	p	21.1	6.4	38.0	p
Diluted Headline EPS	22.1	p	18.2	p	21.4	9.3	46.0	p

Diluted EPS has been calculated based on the Reported and Headline Earnings amounts above. For the six months ended 30 June 2008 and the six months ended 30 June 2007 the $150 million Grey convertible bond was dilutive and earnings were consequently increased by £0.5 million.

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	m	m	m
Average shares used in Basic EPS calculation	1,144.0	1,189.5	1,176.9
Dilutive share options outstanding	7.0	20.4	16.6
Other potentially issuable shares	14.5	24.0	24.7
$150 million Grey convertible bond	8.9	8.9	8.9
Shares used in Diluted EPS calculation	1,174.4	1,242.8	1,227.1

At 30 June 2008 there were 1,174,251,830 ordinary shares in issue.

WPP/Page 21

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 11:

Net cash (outflow)/inflow from operating activities:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Profit for the period	237.3	203.2	515.1
Taxation	101.2	90.9	204.3
Finance costs	130.1	102.6	266.1
Finance income	(70.1)	(57.7)	(139.4)
Share of results of associates	(20.7)	(19.5)	(41.4)
Operating profit	377.8	319.5	804.7
Adjustments for:
Non-cash share-based incentive plans (including share options)	30.2	33.3	62.4
Depreciation of property, plant and equipment	68.6	60.7	126.3
Goodwill impairment	20.0	29.0	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	0.7	1.0	1.7
Amortisation and impairment of acquired intangible assets	25.5	17.1	40.3
Amortisation of other intangible assets	9.9	8.7	18.1
Gains on disposal of investments	(3.6)	(3.0)	(3.4)
Write-downs of investments	12.3	—	—
(Gains)/losses on sale of property, plant and equipment	(0.1)	(1.9)	1.0
Operating cash flow before movements in working capital and provisions	541.3	464.4	1,095.2
Movements in working capital and provisions[1]	(572.5)	(348.7)	25.4
Cash generated by operations	(31.2)	115.7	1,120.6
Corporation and overseas tax paid	(84.1)	(76.2)	(151.0)
Interest and similar charges paid	(99.9)	(84.3)	(212.0)
Interest received	33.3	17.4	102.6
Investment income	1.7	4.0	3.1
Dividends from associates	14.8	16.2	28.0
	(165.4)	(7.2)	891.3
[1]

The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Acquisitions and disposals:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Initial cash consideration	(94.1)	(80.3)	(520.4)
(Overdraft)/cash and cash equivalents acquired (net)	(9.9)	9.2	60.5
Earnout payments	(30.4)	(64.8)	(93.9)
Loan note redemptions	(2.6)	(1.6)	(2.1)
Purchase of other investments (including associates)	(42.8)	(73.5)	(128.0)
Proceeds on disposal of investments	3.8	3.0	9.1
	(176.0)	(208.0)	(674.8)

WPP/Page 22

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Share cancellations (excluding brokerage fees)	(112.2)	(209.2)	(402.7)
Shares purchased into treasury	—	—	(12.7)
	(112.2)	(209.2)	(415.4)

Net increase/(decrease) in borrowings:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Increase in drawings on bank loans	—	161.8	—
Repayment of €650 million 6.0% bonds	(515.1)	—	—
Proceeds from issue of €750 million 6.625% bonds due May 2016	594.6	—	—
Repayment of £450 million 2.0% convertible bonds	—	(450.0)	(450.0)
Proceeds from issue of £400 million 6.0% bonds due April 2017	—	400.0	400.0
Proceeds from issue of £200 million 6.375% bonds due November 2020	—	—	200.0
Proceeds from issue of €500 million 5.25% bonds due January 2015	—	—	348.9
	79.5	111.8	498.9

Cash and cash equivalents:

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Cash at bank and in hand	1,193.8	638.1	1,957.4
Short-term bank deposits	83.1	117.4	82.8
Overdrafts[1]	(646.1)	(175.3)	(977.9)
	630.8	580.2	1,062.3
[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

WPP/Page 23

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

11.	Net debt

	30 June 2008	30 June 2007	31 December 2007
	£m	£m	£m
Cash and short-term deposits	1,276.9	755.5	2,040.2
Bank overdrafts and loans due within one year	(771.0)	(410.6)	(1,585.9)
Bonds and bank loans due after one year	(2,363.1)	(1,609.4)	(1,740.0)
Net debt	(1,857.2)	(1,264.5)	(1,285.7)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £351.2 million (30 June 2007: increase of £96.3 million) in the period. This movement includes both additional goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of impairment charges and the effect of currency translation. Goodwill in relation to associate undertakings increased by £29.6 million (30 June 2007: increase of £29.3 million) in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £313.8 million (period ended 30 June 2007: £284.5 million; year ended 31 December 2007: £319.0 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates.

The Group acquired a number of subsidiaries in the period. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group. The fair value adjustment for certain acquisitions included in the table below have been determined provisionally at the balance sheet date.

	Book value at acquisition	Fair value adjustments	Fair value to Group
	£m	£m	£m
Intangible assets	1.5	2.0	3.5
Property, plant and equipment	3.3	—	3.3
Current assets	120.2	—	120.2
Total assets	125.0	2.0	127.0
Current liabilities	(85.3)	(5.6)	(90.9)
Trade and other payables due after one year	(8.2)	(4.9)	(13.1)
Provisions	—	(0.1)	(0.1)
Total liabilities	(93.5)	(10.6)	(104.1)
Net assets/(liabilities)	31.5	(8.6)	22.9
Minority interest			(8.5)
Goodwill			64.0
Consideration			78.4
Considered satisfied by:
Cash			67.4
Payments due to vendors			9.7
Capitalised acquisition costs			1.3

WPP/Page 24

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

12.	Goodwill and acquisitions (continued)

Fair value adjustments comprise adjustments to bring the book value of the assets and liabilities of acquisitions to fair value, principally through the recognition of intangible assets and provisions for certain contingent liabilities, including corporate tax liabilities, where the likelihood of settlement is considered probable at the acquisition date.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed between 30 June 2008 and the date the interim financial statements have been approved.

On 1 August 2008, the Group made a formal offer for the entire issued and to be issued share capital of Taylor Nelson Sofres plc (“TNS”). For each TNS share the offer consisted of 173 pence in cash and 0.1889 of a WPP share, thus valuing the issued share capital of TNS at approximately £1.1 billion based on the closing price of 475.5 pence per WPP share on 21 August 2008. As at the date of approval of these interim financial statements, this offer was subject to TNS shareholders’ acceptance.

13.	Other intangible assets

The following are included in other intangibles:

	30 June 2008	30 June 2007	31 December 2007
	£m	£m	£m
Brands with an indefinite useful life	836.9	800.4	798.0
Acquired intangibles	300.1	256.4	312.2
Other (including capitalised computer software)	39.0	30.7	44.4
	1,176.0	1,087.5	1,154.6

14.	Trade and other receivables

Amounts falling due within one year:

	30 June 2008	30 June 2007	31 December 2007
	£m	£m	£m
Trade receivables	4,584.5	4,012.8	4,691.0
VAT and sales taxes recoverable	98.6	41.1	86.5
Other debtors	697.8	603.1	609.8
Prepayments and accrued income	1,188.8	548.7	753.5
	6,569.7	5,205.7	6,140.8

Amounts falling due after more than one year:

	30 June 2008	30 June 2007	31 December 2007
	£m	£m	£m
Other debtors	177.3	79.9	145.9
Prepayments and accrued income	6.9	14.4	3.4
	184.2	94.3	149.3

WPP/Page 25

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

15.	Trade and other payables: amounts falling due within one year

The following are included in trade and other payables falling due within one year:

	30 June 2008	30 June 2007	31 December 2007
	£m	£m	£m
Trade payables	5,678.8	4,600.8	5,843.6
Deferred income	641.4	534.7	600.5
Payments due to vendors	62.0	55.8	57.3
Loan notes due to vendors	0.1	0.7	2.7
Liabilities in respect of put option agreements with vendors	70.9	42.9	45.0
Share repurchases—close period commitments	—	61.0	64.8
Dividends payable	103.8	89.6	—
Other creditors and accruals	1,582.9	1,399.5	1,635.0
	8,139.9	6,785.0	8,248.9

16.	Trade and other payables: amounts falling due after more than one year

The following are included in trade and other payables falling due after more than one year:

	30 June 2008	30 June 2007	31 December 2007
	£m	£m	£m
Payments due to vendors	251.8	228.7	261.7
Liabilities in respect of put option agreements with vendors	54.4	25.9	37.0
Other creditors and accruals	233.9	152.8	161.7
	540.1	407.4	460.4

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout related obligations:

	30 June 2008	30 June 2007	31 December 2007
	£m	£m	£m
Within one year	62.0	55.8	57.3
Between 1 and 2 years	77.5	42.8	62.8
Between 2 and 3 years	87.6	63.6	85.4
Between 3 and 4 years	61.5	64.1	65.0
Between 4 and 5 years	24.1	39.6	48.5
Over 5 years	1.1	18.6	—
	313.8	284.5	319.0

The Group does not consider there to be any material contingent liabilities as at 30 June 2008.

WPP/Page 26

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

17.	Reconciliation of movements in consolidated equity share owners’ funds

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Profit for the period attributable to equity share owners	208.2	181.9	465.9
Ordinary dividends	(103.8)	(89.6)	(138.9)
	104.4	92.3	327.0

Ordinary shares issued in respect of acquisitions	—	2.3	8.0
Other ordinary shares issued	6.5	20.3	28.2
Share cancellations	(112.2)	(209.2)	(402.7)
Share issue/cancellation costs	(0.8)	—	(2.8)
Shares purchased into treasury	—	—	(12.7)
Non-cash share-based incentive plans (including share options)	30.2	33.3	62.4
Tax benefit of share-based payments	(6.9)	7.0	0.9
Actuarial gain on defined benefit pension schemes	—	—	27.0
Deferred tax charge on defined benefit pension schemes	—	—	(9.9)
Exchange adjustments on foreign currency net investments	282.2	(33.1)	71.7
Gain/(loss) on revaluation of available for sale investments	17.7	(2.6)	108.1
Share repurchases – close period commitments	59.8	(61.0)	(64.8)
Recognition of financial instruments during the period	(30.5)	10.5	7.3
Other movements	—	—	(0.2)
Net additions/(deductions) to equity share owners’ funds	350.4	(140.2)	147.5
Opening equity share owners’ funds	3,974.4	3,826.9	3,826.9
Closing equity share owners’ funds	4,324.8	3,686.7	3,974.4

Issued share capital - movement in the period

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
Number of equity ordinary shares	m	m	m
At the beginning of the period	1,191.5	1,240.6	1,240.6
Exercise of share options	1.6	5.0	7.8
Acquisitions	—	0.3	0.3
Share cancellations	(18.8)	(27.9)	(57.2)
At the end of the period	1,174.3	1,218.0	1,191.5

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

WPP/Page 27

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to

Headline PBIT for the six months ended 30 June 2008

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Profit before interest and taxation	398.5	339.0	846.1
Amortisation and impairment of acquired intangible assets	25.5	17.1	40.3
Goodwill impairment	20.0	29.0	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	0.7	1.0	1.7
Gains on disposal of investments	(3.6)	(3.0)	(3.4)
Write-downs of investments	12.3	—	—
Share of exceptional gains of associates	—	—	(0.8)
Headline PBIT / Headline operating profit	453.4	383.1	928.0

Finance income	70.1	57.7	139.4
Finance charges (excluding revaluation of financial instruments)	(134.4)	(102.8)	(250.1)
	(64.3)	(45.1)	(110.7)

Interest cover on Headline PBIT	7.1 times	8.5 times	8.4 times

Calculation of Headline EBITDA

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Headline PBIT (as above)	453.4	383.1	928.0
Depreciation of property, plant and equipment	68.6	60.7	126.3
Amortisation of other intangible assets	9.9	8.7	18.1
Headline EBITDA	531.9	452.5	1,072.4

WPP/Page 28

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to Headline PBT

and Headline earnings for the six months ended 30 June 2008

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Profit before taxation	338.5	294.1	719.4

Amortisation and impairment of acquired intangible assets	25.5	17.1	40.3
Goodwill impairment	20.0	29.0	44.1
Goodwill write-down relating to utilisation of pre-acquisition tax losses	0.7	1.0	1.7
Gains on disposal of investments	(3.6)	(3.0)	(3.4)
Write-downs of investments	12.3	—	—
Share of exceptional gains of associates	—	—	(0.8)
Revaluation of financial instruments	(4.3)	(0.2)	16.0

Headline PBT	389.1	338.0	817.3

Taxation	(101.2)	(90.9)	(204.3)
Minority interests	(29.1)	(21.3)	(49.2)

Headline earnings	258.8	225.8	563.8

Ordinary dividends	103.8	89.6	138.9

Dividend cover on Headline earnings	2.5 times	2.5 times	4.1 times

Headline PBIT margins before and after share of results of associates

	Margin (%)	Six months ended 30 June 2008	Margin (%)	Six months ended 30 June 2007
		£m		£m

Revenue		3,339.1		2,921.0
Headline PBIT	13.6	453.4	13.1	383.1
Share of results of associates (excluding exceptional gains)		20.7		19.5
Headline PBIT excluding share of results of associates	13.0	432.7	12.4	363.6

WPP/Page 29

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the six months ended 30 June 2008

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	£m	£m	£m
Cash generated by operations	(31.2)	115.7	1,120.6
Plus:
Interest received	33.3	17.4	102.6
Investment income	1.7	4.0	3.1
Dividends received from associates	14.8	16.2	28.0
Share option proceeds	5.9	21.4	34.8
Movements in working capital and provisions	572.5	348.7	(25.4)
Proceeds on disposal of property, plant and equipment	6.7	6.6	8.3
Less:
Interest and similar charges paid	(99.9)	(84.3)	(212.0)
Purchases of property, plant and equipment	(67.8)	(66.1)	(151.1)
Purchases of other intangible assets (including capitalised computer software)	(6.2)	(6.1)	(19.7)
Corporation and overseas tax paid	(84.1)	(76.2)	(151.0)
Dividends paid to minority shareholders in subsidiary undertakings	(26.4)	(20.4)	(38.9)
Free Cash Flow	319.3	276.9	699.3

WPP/Page 30

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

20.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the second half of 2008 and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2007, other than point (m) below, which the Group now considers a further risk. The Annual Report and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP Group plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 116 and 117 of the published 2007 Annual Report and Accounts. Pages 5 to 8 of the Group’s Form 20-F contain a detailed explanation of the risk factors identified by the Group for the year ended 31 December 2007 and these are summarised below:

a.	The Group competes for clients in a highly competitive industry, which may reduce market share and decrease profits.

b.	The Group receives a significant portion of its revenues from a limited number of large clients, and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

c.	The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

d.	The Group is dependent on its employees and, like all service providers, is vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising and marketing services.

e.	The Group is exposed to the risks of doing business internationally.

f.	Currency exchange rate fluctuations could adversely affect the Group’s consolidated results of operations.

g.	The Group may have difficulty repatriating the earnings of its subsidiaries.

h.	The Group is subject to recessionary economic cycles.

i.	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions.

j.	The Group may be unsuccessful in integrating any acquired operations with its existing businesses.

k.	Goodwill and other acquired intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

l.	The Group may be subject to certain regulations that could restrict the Group’s activities.

m.	Changes in tax laws or their application may adversely affect the Group’s reported results.

n.	The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.

o.	Civil liabilities or judgments against the Group or its directors or officers based on U.S. federal or state securities laws may not be enforceable in the U.S. or in England.

WPP/Page 31

WPP GROUP PLC

Notes to the unaudited condensed consolidated interim financial statements (Notes 1 - 20) (continued)

20.	Principal risks and uncertainties (continued)

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing the financial market risks, in particular interest rate and foreign exchange exposures.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2007 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

WPP/Page 32

WPP GROUP PLC

RESPONSIBILITY STATEMENT

We confirm that to the best of our knowledge:

a.	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

b.	the interim management report and note 20 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c.	the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 21 August 2008.

P W G Richardson

Group finance director

WPP/Page 33

INDEPENDENT REVIEW REPORT TO WPP GROUP PLC

Introduction

We have been engaged by the Company to review the condensed consolidated set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the condensed consolidated income statement, balance sheet, statement of recognised income and expense, cash flow statement and related notes 1 to 20. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms’ Financial Services Authority.

The annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. As disclosed in note 2, the condensed consolidated set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union and as issued by the International Accounting Standards Board.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and as issued by the International Standards Board, and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditor

21 August 2008

London, UK

WPP/Page 34

Appendix 2

WPP GROUP PLC

Interim results for the six months ended 30 June 2008

in reportable US Dollars1

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2008

	Six months ended 30 June 2008	Six months ended 30 June 2007		Year ended 31 December 2007
	$m	$m	+/(-)%	$m
Billings	33,321.2	29,747.8	12.0	63,536.8

Revenue	6,594.7	5,764.3	14.4	12,395.4
Direct costs	(355.6)	(299.1)	(18.9)	(672.7)
Gross profit	6,239.1	5,465.2	14.2	11,722.7
Operating costs	(5,492.2)	(4,833.2)	(13.6)	(10,104.2)
Operating profit	746.9	632.0	18.2	1,618.5
Share of results of associates	40.8	38.3	6.5	82.9
Profit before interest and taxation	787.7	670.3	17.5	1,701.4
Finance income	138.7	112.4	23.4	280.3
Finance costs	(257.3)	(201.0)	(28.0)	(535.0)
Profit before taxation	669.1	581.7	15.0	1,446.7
Taxation	(200.0)	(179.8)	(11.2)	(409.5)
Profit for the period	469.1	401.9	16.7	1,037.2

Attributable to:
Equity holders of the parent	411.7	359.9	14.4	938.2
Minority interests	57.4	42.0	(36.7)	99.0
	469.1	401.9	16.7	1,037.2

Headline PBIT	895.8	757.6	18.2	1,865.0
Headline PBIT margin	13.6%	13.1%		15.0%
Headline PBT	768.8	668.6	15.0	1,642.7

Reported earnings per share[2]
Basic earnings per ordinary share	36.0 ¢	30.3 ¢	18.8	79.7 ¢
Diluted earnings per ordinary share	35.1 ¢	29.0 ¢	21.0	76.6 ¢

Headline earnings per share[2]
Basic earnings per ordinary share	44.7 ¢	37.6 ¢	18.9	96.4 ¢
Diluted earnings per ordinary share	43.6 ¢	36.0 ¢	21.1	92.6 ¢

[1]

The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.9743 to the pound for the period ended 30 June 2008 (period ended 30 June 2007: US$1.9703; year ended 31 December 2007: US$2.0019).

[2]	The basis of the calculations of the Group’s earnings per share and Headline earnings per share are set out in note 9 of Appendix 1.

WPP/Page 35

WPP GROUP PLC

GLOSSARY AND BASIS OF PREPARATION

Average net debt

Average net debt is calculated as the average daily net bank borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net bank borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based / fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2008 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as Headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to minority shareholders in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Headline earnings

Headline PBT less taxation and minority interests.

Headline operating profit / Headline PBIT

Profit before finance income/costs, taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, and share of exceptional gains of associates.

Headline PBT

Profit before taxation, investment gains and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.